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NEWS RELEASE

SHAW ANNOUNCES COURT APPROVAL OF AGREEMENTS FOR
EQUITY INVESTMENT IN A RESTRUCTURED CANWEST

Calgary, Alberta (February 19, 2010) – Shaw Communications Inc. (“Shaw”) announced today that the Ontario Superior Court of Justice has approved the previously announced subscription agreement entered into by Shaw with Canwest Global Communications Corp. (“Canwest”) and the support agreement entered into by Shaw, Canwest and certain 8.0% senior subordinated noteholders, represented by an Ad Hoc Committee, relating to a recapitalization of Canwest (“Restructured Canwest”) in connection with Canwest’s current Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceedings.

Pursuant to the subscription agreement, Shaw has made a minimum commitment to acquire $95 million of Class A Voting Shares in the capital of Restructured Canwest, representing a 20% equity and 80% voting interest. In addition subject to a participation right in favour of the members of the Ad Hoc Committee, Shaw has made an additional commitment to acquire equity shares, at the same per share purchase price applicable to the minimum commitment, equal to the aggregate of (i) the cash amounts paid to those affected creditors (including noteholders) who either are not permitted to, or elect not to, receive shares of Restructured Canwest, plus (ii) the cash amounts paid to existing shareholders of Canwest, all in connection with the CCAA proceedings.

Shaw’s final financial commitment to, and equity interest in, Restructured Canwest is subject to a number of factors, including elections to be made by eligible creditors and potential financial participation in funding the additional commitment by members of the Ad Hoc Committee. As such, it cannot be determined at this time; however, Shaw’s 80% voting interest will give it effective control of Restructured Canwest regardless of its final equity interest.

The investment by Shaw remains subject to certain conditions, including Canwest creditor approval, final Court approval, regulatory approval from the Canadian Radio-television and Telecommunications Commission and the resolution of matters under the shareholders agreement with entities related to Goldman Sachs regarding Canwest’s interest in the specialty television assets jointly acquired by Canwest and certain Goldman Sachs entities in 2007.

Creditor approval is required by no later than April 15, 2010 and the recapitalization must be completed by no later than August 11, 2010. Following successful completion of the recapitalization, it is intended that Restructured Canwest will be de-listed from the TSX Venture Exchange and will apply to cease to be a reporting issuer under Canadian securities laws.

The recent restructuring initiatives undertaken by Canwest have positioned it as a pure play Canadian broadcaster. Restructured Canwest will operate as a separate private company with a dedicated management team and Board of Directors. The investment by Shaw was structured whereby Shaw has the flexibility to increase its ownership in a Restructured Canwest in the future.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  The Company serves 3.4 million customers, including over 1.7 million Internet and 900,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca